1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
BRENDEN P. CARROLL brenden.carroll@dechert.com +1 202 261 3458 Direct +1 202 261 3027 Fax

August 15, 2013

VIA EDGAR

Ms. Deborah Skeens

Mr. Jeff Foor

U.S. Securities and Exchange Commission

Division of Investment Management

Office of Filings and Information Services

Branch of Registrations and Examinations

Mail Stop 0-25

100 F Street, NE

Washington, D.C. 20549

Re:	Goldman Sachs Trust (“GST”)
SEC File Numbers: 033-17619 and 811-05349

Goldman Sachs Variable Insurance Trust
(“GSVIT” and, together with GST, the “Trusts”)
SEC File Numbers: 333-35883 and 811-08361

Dear Ms. Skeens and Mr. Foor:

This letter responds to the comments provided to me on our August 2, 2013 telephone conference, with respect to your review of the preliminary joint proxy materials of the Trusts, as filed with the U.S. Securities and Exchange Commission (“SEC”) on July 26, 2013 (“Preliminary Proxy Materials”). We have reproduced your comments below, followed by our responses. Undefined capitalized terms used below have the same meaning as given in the Preliminary Proxy Materials.

General Comments

1.	Comment: The Preliminary Proxy Materials are missing certain information, including the time, date and place of the Special Meeting. Please confirm that this information will be provided in the definitive proxy materials.

Response: The Trusts hereby confirm that this information will be provided in the definitive proxy materials filed with the SEC.

US     Austin     Boston     Charlotte     Hartford     Los Angeles     New York     Orange County     Philadelphia     Princeton     San Francisco     Silicon Valley

Washington DC     EUROPE     Brussels     Dublin     Frankfurt     London     Luxembourg     Moscow     Munich     Paris     ASIA     Beijing     Hong Kong

2.	Comment: Please explain what actions, if any, the Trusts will take if shareholder approval is not obtained with respect to the proposals.

Response: The Trusts will explain in the definitive proxy materials filed with the SEC that, if shareholder approval is not obtained with respect to a proposal, the Boards of Trustees will take such actions as they deem necessary or appropriate in the best interests of the applicable Fund’s shareholders based on the facts and circumstances.

Comments on the President’s Letter to Shareholders and Variable Contract Owners

3.	Comment: Under the “Important Information to Help You Understand and Vote on the Proposals – Questions and Answers – Why am I being asked to approve a change to the concentration policy of the Goldman Sachs BRIC Fund and Goldman Sachs N-11 Equity Fund?” section, please include an internal cross reference to the description of the Funds’ benchmark indices under Proposal 2 in the Joint Proxy Statement.

Response: The Trusts will include, under this section, an internal cross reference to the description of the Funds’ benchmark indices under Proposal 2 in the Joint Proxy Statement.

Comments on the Joint Proxy Statement

4.	Comment: The Preliminary Proxy Materials state that “Life Companies will vote shares attributable to variable contracts as to which no voting instructions are received in proportion (“for” or “withhold authority”) to those shares for which instructions are received.” Please confirm that the manner of voting with respect to variable contract owners is consistent throughout the Preliminary Proxy Materials.

Response: The Trusts hereby confirm that the manner of voting with respect to variable contract owners is consistent. However, the Trusts will make certain changes to clarify the manner of voting with respect to variable contract owners in the definitive proxy materials filed with the SEC.

5.	Comment: Pursuant to Item 22(a)(3)(v) of Schedule 14A, please describe in the definitive proxy materials, if applicable, any purchases or sales of securities of the Trusts’ investment advisers or their parent companies, or any subsidiary, since the beginning of the most recently completed fiscal year by any trustee or nominee.

Response: The Trusts hereby confirm that no trustee or nominee has made purchases or sales of securities of the Trusts’ investment advisers or their parent companies or subsidiaries since the beginning of the most recently completed fiscal year in an amount that would require disclosure under Item 22(a)(3)(v).

6.	Comment: Proposal 2 states that the Board of Trustees may approve, in the future, new benchmark indices for the Goldman Sachs BRIC Fund and Goldman Sachs N-11 Equity Fund. Please clarify in the definitive proxy materials that the Board of Trustees may approve, in the future, new benchmark indices for these Funds without shareholder approval.

Response: The Trusts will clarify in the definitive proxy materials filed with the SEC that the Board of Trustees may approve, in the future, new benchmark indices for these Funds without shareholder approval.

7.	Comment: Proposal 3 discloses certain anticipated advantages of amending the Money Market Funds’ concentration policies. Please also disclose any anticipated disadvantages.

Response: The Trusts will disclose in the definitive proxy materials filed with the SEC that, if Proposal 3 is approved by shareholders, the Money Market Funds may not be concentrated in bank obligations during periods in which it would have been advantageous to do so.

Comments on the Proxy Card

8.	Comment: Please confirm that the proxy card circulated to shareholders and variable contract owners will identify only those proposals for which they are entitled to vote.

Response: The Trusts hereby confirm that the proxy card circulated to shareholders and variable contract owners will identify only those proposals for which they are entitled to vote.

*                    *                     *

In addition to these comments, you requested that the Trusts make certain representations concerning the Preliminary Proxy Materials and the responses being made to the comments received. These representations are included as an exhibit to this letter.

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3458 or Geoffrey R.T. Kenyon at (617) 728-7126 if you wish to discuss this correspondence further.

Very truly yours,

/s/ Brenden P. Carroll

Brenden P. Carroll

cc:	Matthew Wolfe, Vice President, Goldman Sachs Asset Management, L.P.

Exhibit

August 15, 2013

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

Office of Filings and Information Services

Branch of Registrations and Examinations

Mail Stop 0-25

100 F Street, NE

Washington, D.C. 20549

Re:	Goldman Sachs Trust
SEC File Numbers: 033-17619 and 811-05349

Goldman Sachs Variable Insurance Trust
SEC File Numbers: 333-35883 and 811-08361

Ladies and Gentlemen:

In connection with a response being made on behalf of Goldman Sachs Trust and Goldman Sachs Variable Insurance Trust (collectively, the “Trusts”) to comments provided with respect to the preliminary joint proxy materials of the Trusts, as filed with the U.S. Securities and Exchange Commission (“SEC”) on July 26, 2013 (“Preliminary Proxy Materials”), it is hereby acknowledged that:

•

comments of the SEC Staff or changes to disclosure in response to SEC Staff comments with respect to the Preliminary Proxy Materials do not preclude the SEC from taking any action with respect to the filing;

•	the Trusts are responsible for the adequacy and accuracy of the disclosure in the filing; and

•

the Trusts may not assert SEC Staff comments, or change to disclosure in response to the same, as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

We hope that the foregoing is responsive to your request. Please do not hesitate to contact Brenden P. Carroll (202) 261-3458 or Geoffrey R.T. Kenyon at (617) 728-7126 of Dechert LLP, outside counsel to the Trusts, if you have any questions concerning the foregoing.

Sincerely,

/s/ Matthew Wolfe

Matthew Wolfe

Assistant Secretary, Goldman Sachs Trust and Goldman Sachs Variable Insurance Trust